Filed by Public Storage

Pursuant to rule 165 and Rule 425(a) under the

United States Securities Act of 1933, as amended

Subject Company: Public Storage, Inc.

Commission File No. 001-08389

Date: April 25, 2007

YOUR VOTE AT OUR MAY 3, 2007 ANNUAL MEETING IS EXTREMELY IMPORTANT!

PLEASE VOTE YOUR SHARES TODAY!

April 25, 2007

Dear Fellow Public Storage Stockholder:

Your Company is holding a very important meeting of stockholders on May 3, 2007. Along with other matters, we are urging you to vote FOR a proposal that would allow us to reorganize from a California corporation to a Maryland real estate investment trust. We are writing to ask all stockholders – no matter how few or how many shares you may own - to vote FOR the reorganization proposal today!

Your Board of Directors has unanimously determined that the reorganization into a Maryland corporation is in the best interests of our Company and all of its stockholders and recommends that you vote FOR the proposal.

In reaching its conclusion, your Board recognized that Maryland law provides greater certainty and predictability that could benefit your investment as our Company continues to grow. Since many of our competitors already are organized under Maryland law, we also concluded that our status as a California corporation effectively places our Company at a competitive disadvantage.

WE BELIEVE THAT REORGANIZING INTO A MARYLAND REIT WILL BENEFIT YOUR

COMPANY AND YOUR INVESTMENT

Your Board believes that Public Storage will benefit in several ways by reorganizing into a Maryland REIT:

•	We will be governed by the Maryland REIT law, which contains provisions favorable to REITs.

•	We will join the other two-thirds of the S&P 500 REITs and NAREIT members already organized in Maryland, allowing us the same benefits already enjoyed by our competitors.

•	Maryland law offers additional protections in the event of an unsolicited takeover attempt that we believe better protect stockholder interests.

•	We expect to realize cost savings by reorganizing into a trust.

One of the thresholds we must pass before converting into a Maryland REIT is to obtain the affirmative approval of a majority of our outstanding common stock. As a result, your failure to vote would have the same effect as a vote against the proposal. Please take a moment now to vote FOR the reorganization proposal and, if you have any questions or need assistance in voting your shares, please call our proxy solicitors, The Altman Group, toll-free at 800-246-5216, or MacKenzie Partners, Inc., toll-free at 800-322-2885.

Sincerely,

/s/ Ronald L. Havner, Jr.
Ronald L. Havner, Jr.
President and Chief Executive Officer